DB

SEC

19007767

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51st Floor
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA CRANE 212-231-5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

Mail Processing
MAR 01 2019
Washington, DC

Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Linda Crane , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____.

Linda Crane
Signature

Principal Financial Officer
Title

Notary Public

JOSETTE DAGLIERI
NOTARY PUBLIC-STATE OF NEW YORK
No. 02DA6253807
Qualified in Westchester County
My Commission Expires February 20, 2016 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member of Execution Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

February 28, 2019

Execution Access, LLC

Statement of Financial Condition

December 31, 2018

Assets	
Cash	$ 35,556,885
Accounts receivable, net	833,074
Deposits with clearing broker	15,000,000
Deferred tax assets, net	54,251
Prepaid and other assets	41,285
Total assets	$ 51,485,495
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 400,927
Accrued compensation and benefit costs	914,225
Deferred revenues	333,333
Payable to Nasdaq, Inc.	1,653,151
Total liabilities	3,301,636
Member's equity	48,183,859
Total liabilities and member's equity	$ 51,485,495

See accompanying notes to the Statement of Financial Condition.

Execution Access, LLC

Notes to Statement of Financial Condition

December 31, 2018

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq") that operates as a U.S. Government Securities Broker and offers or engages in electronic trading in U.S. Treasury Securities for its clients.

The Company operates a registered alternative trading system ("ATS") for benchmark U.S. Treasury securities. Beginning June 25, 2018, the Company clears and settles all transactions that occur on the Company's ATS through a fully disclosed clearing arrangement with the Industrial and Commercial Bank of China Financial Services LLC ("ICB"). Prior to June 25, 2018, the Company cleared and settled all transactions through a fully disclosed clearing arrangement with Cantor Fitzgerald & Co. The Company manages and operates their business as one reportable segment.

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is also registered as a broker-dealer in 23 states and territories. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2018. The Company's cash is held by one financial institution in a non-interest-bearing account which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The Company maintains a $15 million clearing deposit for ICB to satisfy margin requirements through the Fixed Income Clearing Corporation ("FICC") attributable to activity on its ATS. If the FICC margin requirement exceeds $15 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to ICB. At December 31, 2018, the Company had a total of $15 million on deposit to satisfy margin requirements.

Accounts Receivable, net

Receivables represent commissions earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for bad debts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. There is an immaterial reserve for uncollectible accounts netted against receivables on the Statement of Financial Condition as of December 31, 2018.

Prepaid and other assets

Prepaid expenses and other assets include prepaid amounts paid to regulators.

2. Summary of Significant Accounting Policies (continued)

Revenues

Transaction Fees

The Company generates revenue through its agency execution of benchmark U.S. Treasury securities through its ATS. There are three rate structures by which the Company earns revenue: a monthly or quarterly fee for unlimited trading, a tiered structure based on monthly trading volumes or a flat fee per transaction. Revenues from the monthly or quarterly fee for unlimited trading are recognized in the applicable service period. Revenues from tiered and flat fees are recognized on a trade date basis. Commissions are collected either on the settlement of the transaction or through direct billing of the customers by the Company. Transactional and volume-based tiered commission fees are collected by ICB and remitted to the Company monthly.

The Company provides rebates to customers based on volume and performance thresholds and records these credits as transaction rebates. These rebates are paid on a monthly basis and the amounts due from transaction rebates are included in accounts payable and accrued expenses on the Statement of Financial Condition.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. Some of the Company's customers pay a fixed monthly or quarterly amount for unlimited transactions. These revenues are deferred and recognized over the service period. All deferred revenues are current and will be recognized within the following three months.

Clearing Fees

Clearing fees are comprised of clearing charges from their clearing brokers for its services based on the clearing arrangement. Clearing charges are recorded on a trade date basis.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq. The Company uses the asset and liability method to provide income taxes on all transactions recorded in its Statement of Financial Condition. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized.

If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

2. Summary of Significant Accounting Policies (continued)

In order to recognize and measure our unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained upon examination of Nasdaq, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the consolidated financial statements. Interest and penalties related to income tax matters are recognized in earnings.

At December 31, 2018, the Company has accrued no interest or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2018, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" which supersedes the revenue recognition guidance in ASC "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Company adopted this standard on January 1, 2018. The Company has assessed the impact and determined the adoption of this standard has no material impact on the Statement of Financial Condition of the Company.

In August 2018, FASB released ASU 2018-13, "Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement", which modifies the disclosure requirements on fair value measurements by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty, and adding new requirements, mainly for Level 3 fair value measurements. The Company early adopted this standard as of July 1, 2018 on a prospective basis. The Company has assessed the impact and determined the adoption of this standard has no impact on the Statement of Financial Condition of the Company.

3. Related-Party Transactions

The Company and Nasdaq entered into an agreement on July 1, 2013 whereby Nasdaq agreed to provide the Company with business management support and financial support services, including, but not limited to, finance administration, human resources, and technology support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and are charged to the Company, at cost, through intercompany charges.

At December 31, 2018, $1,653,151 was recorded in payables to Nasdaq, Inc. on the Statement of Financial Condition. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq, its wholly-owned subsidiaries, such as the Company, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. During 2018, the Company paid $12,400,000 to Nasdaq to settle intercompany payables. The Company records all transactions to and from affiliates, including tax, subject to an executed netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable from or payable to Nasdaq.

In 2018, dividends were paid quarterly to FTEN. The dividend amount is dependent on the quarterly income statement and totaled $28,100,000 for the year ended December 31, 2018 and was approved by FINRA.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns). For income tax purposes, the Company is disregarded as an entity separate from its owner, FTEN, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company computes its provision for income taxes by applying the FTEN or Nasdaq rate (as applicable) to the Company's own taxable income. With respect to each taxable period, Nasdaq shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to Nasdaq or FTEN (whoever is the head filer in the applicable jurisdiction where the Company files).

As of December 31, 2018, the net and gross deferred tax asset balance is $54,251. This amount primarily relates to incentive compensation. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is required.

4. Income Taxes (continued)

The Company has determined that there are no uncertain tax positions as of December 31, 2018.

For the periods prior to December 23, 2010, the Company's operating results were included in the federal, state and local income tax returns filed by FTEN. For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns). FTEN's standalone state and local returns (which the Company files as a part of) are under audit by the respective state tax authorities for years 2010 through 2016 and subject to audit for 2017. Nasdaq's federal income tax returns for the years 2008 through 2014 are currently under examination by the Internal Revenue Service ("IRS") and Nasdaq is subject to examination by the IRS for years 2015 through 2017. Several Nasdaq state tax returns are currently under examination by the respective tax authorities for the years 2007 through 2016 and Nasdaq is subject to examination for the year 2017.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $47,958,533, which was $47,738,423 in excess of its required net capital, as of December 31, 2018, of $220,109.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company introduces all customer transactions on a fully disclosed basis with a clearing broker dealer and promptly transmits all customer funds and delivers all securities to the clearing broker.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in the Company is cleared through the FICC. The Company assumes the counterparty risk of clients that do not clear through the FICC. Counterparty risk of clients exists for the Company between the trade date and the settlement date of the individual transactions, which is typically one business day. All of the Company's obligations under the clearing arrangement with ICB are guaranteed by Nasdaq. Counterparties that do not clear through the FICC are subject to a credit due diligence process and may be required to post collateral,

6. Commitments and Contingent Liabilities (continued)

provide principal letters, or provide other forms of credit enhancement to the Company for the purpose of mitigating counterparty risk. At December 31, 2018, there was no collateral posted.

Management has performed an analysis to evaluate the need to record a liability for this performance guarantee. Based on this analysis, the estimated liability was nominal and no liability was recorded as of December 31, 2018.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by the financial institution to be delayed or limited.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with ICB. The deposits with ICB are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for Cash, Accounts receivables, Deposits with clearing broker, and Prepaid and other assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include Accrued compensation and benefit costs, Deferred revenues, Accounts payable and accrued expenses, and Payable to Nasdaq, Inc. are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through February 28, 2019, the date as of which the Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management of Execution Access, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Execution Access, LLC, (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2018 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2019

Nasdaq

Execution Access, LLC
15c3-3 Exemption Report

Execution Access, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year January 1, 2018 to December 31, 2018 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

DocuSigned by:
Linda Crane
E7FDE97CB0574BD...
Linda Crane
Chief Financial Officer
Execution Access, LLC

February 28, 2019
Date

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Execution Access, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of Execution Access, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating that the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation in Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY

Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Execution Access, LLC
165 Broadway - 51st Floor
1 Liberty Plaza
New York, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $35,023

B. Less payment made with SIPC-6 filed (**exclude interest**) (19,568)

7/31/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 15,455

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $15,455

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $15,455

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Execution Access, LLC
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

Dated the 15 day of February 20 19.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,073,841
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,725,442
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 23,348,419
2e. General Assessment @ .0015	$ 35,023
	(to page 1, line 2.A.)

STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2018
With Report of Independent Registered Public Accounting Firm

Execution Access, LLC

Statement of Financial Condition

December 31, 2018

Contents